July 13, 2023

Jennifer Monick
Howard Efron
Division of Corporation Finance
Office of Real Estate & Construction
Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

Re:        Cottonwood Communities, Inc. (the "Company," "we," "our," or "us")
Form 10-K for the year ended December 31, 2022
Filed March 24, 2023
File No. 000-56165

Dear Ms. Monick and Mr. Efron:

We are writing in response to the comment letter dated June 29, 2023, which is in response to our letter dated June 14, 2023 and the Company’s Form 10-K for the fiscal year ended December 31, 2022. For your convenience, we have reproduced the June 29, 2023 comment below and included the Company’s response.

Form 10-K for the year ended December 31, 2022

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Organization and Offering Costs, page F-15

1.We note your response to comment 2. Please clarify for us why offering costs of $14,376,000 presented on the consolidated statements of stockholders' equity equals the same amount on the consolidated statements of cash flows for the year ended December 31, 2022. Your response should reflect your policy which appears to be that offering costs not paid upfront will be accrued as a liability with an offset to equity.

Response:

As discussed previously, offering costs not paid upfront ("Deferred Offering Costs") are accrued as a liability with an offset to equity. The liability for Deferred Offering Costs as of December 31, 2022 was $4.8 million. There were no Deferred Offering Costs in 2021.

In reviewing offering costs on the statement of cash flows for the year ended December 31, 2022 we identified that we incorrectly included non-cash offering costs in the financing cash outflows of the consolidated statement of cash flows. This non-cash item was also included in changes in accounts payable, accrued expenses, and other liabilities in the operating activity section of the consolidated statement of cash flows. This error (the "Cash Flow Misstatement") resulted in an overstatement of cash provided by operating activities of $4.8 million and an understatement of cash provided by financing activities by the same amount. We acknowledge that this presentation is not consistent with GAAP and advise the Staff that such was not intentional on the part of the Company or management.

Jennifer Monick
Howard Efron
Securities & Exchange Commission
June 14, 2023

The following shows the line items on the consolidated statement of cash flows for the year ended December 31, 2022 as reported and as would have been reported had the correct amounts been presented for that period (amounts in thousands):

			Change
	As Filed	As Corrected	Amount	%
Cash flows from operating activities:
Accounts payable, accrued expenses and other liabilities	$15,232	$10,441	$(4,791)	(32)%
Net cash provided by operating activities	$8,559	$3,768	$(4,791)	(56)%

Cash flows from financing activities:
Offering costs paid on issuance of common stock	$(14,376)	$(9,585)	$4,791	(33)%
Net cash provided by financing activities	$208,296	$213,087	$4,791	2%

We assessed the nature and impact of the Cash Flow Misstatement to determine its materiality and the necessity of any additional procedures or reporting. In doing so, we considered both quantitative and qualitative factors as well as assessed the likelihood that the Cash Flow Misstatement would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information available.

In our analysis we considered the areas of focus for the users of our financial statements, the primary readers of which are our existing and potential investors, along with their financial advisors who evaluate and recommend an investment in us, as well as financial institutions who provide us financing for our investments. We believe potential and existing investors and their financial advisors focus on total assets, total revenues, net asset value ("NAV"), net operating income ("NOI"), funds from operations ("FFO"), and total return in evaluating our financial information and lenders focus on loan-to-value and debt service coverage ratios ("DSCR") at the asset level and our overall net worth and liquidity.

Quantitative Considerations

In assessing the materiality of the Cash Flow Misstatement, the Company considered whether the Cash Flow Misstatement was quantitatively material, such that further consideration of qualitative factors would not overcome any presumption of materiality. On a quantitative basis, we do not believe the Cash Flow Misstatement is material.

As part of our ongoing risk assessment process, we evaluate materiality quantitatively on an annual basis based on total assets and total revenue, our key benchmarks. As of December 31, 2022, total assets were $2.0 billion and revenues were $138.3 million. The Cash Flow Misstatement is 0.2% of total assets and 3.5% of total revenues.

In addition, we note that the Cash Flow Misstatement does not change total assets or total revenue, nor does it impact NAV, NOI , FFO, total returns, loan-to-value, DSCR, or overall net worth and liquidity. Through the framework of our risk assessment process, the error is not quantitatively material as evaluated by our key benchmarks nor does it impact other metrics focused on by users of our financial statements.

Jennifer Monick
Howard Efron
Securities & Exchange Commission
June 14, 2023

The Cash Flow Misstatement as a percentage of cash flow from operations was 56% but because cash from operations is only $8.5 million, any change has the potential for representing a large percentage of a small number. As such, we believe that looking only at the percentage impact to cash flow from operations would not be beneficial.

We acknowledge that determining a quantitative amount for materiality is a subjective exercise. However, we believe the qualitative factors discussed below also support an overall conclusion that the Cash Flow Misstatement is immaterial.

Qualitative Considerations

On a qualitative basis, we do not believe the Cash Flow Misstatement is material. As noted above, we believe potential and existing investors and their financial advisors, as primary users of our financial statements, focus on total assets, total revenue, NAV, NOI and FFO in evaluating our financial information. We note that cash flows from operations is not a primary focus of industry reports for non-traded NAV REITs like us, nor is it provided in our supplemental marketing materials or those prepared by others in the industry. The Cash Flow Misstatement does not impact earnings trends or other trends, including net loss, net loss attributable to commons stockholders, NAV, FFO, Core FFO, or NOI.

The Cash Flow Misstatement is a non-cash item that does not misstate cash or restricted cash, nor does it impact the consolidated balance sheets, consolidated statement of operations, or consolidated statement of members equity. It also has no impact on the evaluation of the Company’s earnings or its financial position.

The Cash Flow Misstatement does not affect the price of our shares in any period. Our share price is based on NAV, which is updated monthly in accordance with NAV guidelines adopted by our board of directors, which include determinations of NAV based on appraisals and valuations performed by an independent valuation advisor and which is independent of our statement of cash flows.

The Cash Flow Misstatement does not result in a failure to meet analysts’ consensus expectations as there are no outside analysts’ consensus on the Company. Further, we believe industry participants that evaluate non-traded NAV REITs, including broker dealers, registered investment advisers, diligence officers and financial professionals focus on metrics other than cash flow from operations when evaluating the performance of the Company.

Cash flow from operations has historically been inconsistent and there has not been a discernible trend that would have been impacted by the Cash Flow Misstatement. For example, cash from operations was positive in the fourth quarter of 2021, negative in the first and second quarter of 2022, positive in the fourth quarter of 2022, and negative in the first quarter of 2023.

The Class Flow Misstatement does not result in changing income to a loss or a net loss into net income. In addition, cash flow provided by operations remains positive notwithstanding the Cash Flow Misstatement.

The Cash Flow Misstatement does not affect compliance with specific regulatory requirements.

Jennifer Monick
Howard Efron
Securities & Exchange Commission
June 14, 2023

The Cash Flow Misstatement does not affect compliance with loan covenants or other contractual requirements. We further note that our loan documents focus on loan-to-value and debt service coverage ratios at the asset level and our overall net worth and liquidity, all of which are in compliance and unchanged by the Cash Flow Misstatement.

The Cash Flow Misstatement does not affect management’s compensation. Under the terms of our executive compensation plans, the key metrics of compensation consist of the following components: (i) capital formation, (ii) capital deployment efficiency, (iii) portfolio characteristics and objectives, (iv) same store NOI growth relative to the same store NOI growth of a pre-selected peer group and (v) shareholder return.

The Cash Flow Misstatement does not conceal an unlawful act.

In addition to the above, we considered the impact of the Cash Flow Misstatement on our disclosure regarding the source of funding for distributions paid during the period. We note that, to date, we have always disclosed a shortfall between distributions paid and cash from operations and correcting the Cash Flow Misclassification does not change that fact.

Based on the above, we do not believe that the Cash Flow Misstatement materially impacted or upon correction would materially impact the users of our financial statements or affect any conclusions they may have made.

In addition, we do not believe that the corrected classification would be “viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available”. As such, we have concluded that the Cash Flow Misstatement is immaterial to the consolidated financial statements and that a restatement is not deemed warranted. However, in an effort to provide correct comparable information to its investors and users of its financial statements year over year, we will revise the prior period presentations to correct the affected cash flow components in future filings and provide an explanation in the footnotes.

If you need any additional information, or if the Company can be of any further assistance, please call me at 801.826.4996.

Sincerely,

Cottonwood Communities, Inc.

By: /s/ Adam Larson
Name: Adam Larson
Title: Chief Financial Officer

cc:        Laura Sirianni, Esq.
DLA Piper LLP (US)